Via EDGAR

April 22, 2025

Mindy Hooker & Hugh West

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-7010

Re: Mativ Holdings, Inc.

Comment Letter from the Securities and Exchange Commission dated April 10, 2025

Form 10-K for the Fiscal Year ended December 31, 2024

Filed February 27, 2025

File No. 001-13948

Dear Ms. Hooker and Mr. West:

Attached is the response of Mativ Holdings, Inc. (the “Company” or “registrant” or “Mativ”) to all of the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above identified filing of the Company. The terms “we,” “us” and “our” in the response refers to the Company.

The Company’s responses to the Commission’s comments follow in the same order set forth in the Commission’s April 10, 2025 letter.

Form 10-K for the Fiscal Year ended December 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Goodwill, page 37

1.

Please expand your disclosure in future filings to provide information for investors to assess the probability of future goodwill impairment charges. For example, disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•

a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Refer to Item 303(b)(3) of Regulation S-K and Section V of SEC Release No. 33-8350.

Company Response:

We respectfully acknowledge the Staff’s comment and would like to make reference to our disclosures included in the Company’s Form 10-K for the year ended December 31, 2024:

•

while we included a discussion of methods and key assumptions used, and the degree of uncertainty associated with such assumptions including within Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations,[1] we will further emphasize any considerations that are uniquely applicable to a reporting unit at risk of failing; and

•

we will expand the statement in Note 10. Goodwill[2] to also include a description of more specific events and/or changes in circumstance that could reasonably be expected to negatively affect these key assumptions.

In addition, we will disclose the following points more comprehensively in future filings, to provide more information for investors to further assess the probability of future impairment charges, as applicable:

•	the percentage by which fair value exceeded carrying value as of the most recent test date for a reporting unit at risk of failing; and

•	we will highlight that the Company’s reporting units are aligned with its operating and reportable segments, for which allocated goodwill is disclosed, as required.

The Company monitored a share price decline of approximately 37% from November 6, 2024 (one day prior to the Q3 2024 Earnings Call) to December 31, 2024. However, given the short duration, the decline was not considered sustained as of December 31, 2024, and there were no other significant changes in events, circumstances, or key assumptions which would indicate that the carrying value of goodwill was not recoverable.

From December 31, 2024, through March 1, 2025, the Company’s share price declined an additional approximately 38% (an approximately 61% decline in total from November 6, 2024 through March 1, 2025), leading the Company’s management to conclude that such share price decline was sustained. Accordingly, in connection with the Company’s review and preparation of its financial statements for the quarter ended March 31, 2025, management determined that an interim quantitative goodwill impairment test was necessary as of March 1, 2025.

[1]

See page 37 of the Company’s Form 10-K, which states “We continue to monitor the impact of the sustained impact of macro-economic conditions, an increasingly global competitive environment, along with continued volatility in the construction and automotive sectors. Future deterioration in these conditions may require us to perform an interim quantitative impairment test in 2025.”

[2]

See page 76 of the Company’s Form 10-K, which states: “Changes to the forecasted revenue growth, earnings before income taxes, depreciation and amortization (“EBITDA”) and discount rate assumptions may result in a significantly different estimate of the fair value of the reporting units, which could result in a different assessment of the recoverability of goodwill or measurement of an impairment charge.”

While significant estimates and assumptions related to forecasts of future cash flows used in the March 1, 2025 interim impairment test were generally aligned with those used in the annual impairment assessment performed as of October 1, 2024, the discount rates were increased to reflect a market participant view of additional risk associated with forecasted cash flows, specifically for the Filtration and Advanced Materials reporting unit (“FAM”). Further, the Company’s ability to achieve forecasted cash flows in FAM may be negatively impacted by factors including, but not limited to, deterioration of general economic conditions, increased competition in our end-markets, and the imposition of incremental tariffs and other trade barriers. Forecasted cash flows for the Company’s Sustainable and Adhesive Solutions reporting unit (“SAS”), are aligned with both growing and mature end markets, and are therefore subject to less risk. The size and impact of the impairment assessment is still being assessed by the Company and remains subject to finalization; however, we expect to record a material goodwill impairment charge related to FAM. The Company’s Form 10-Q for the quarter ended March 31, 2025, and related earnings release for the period will include additional detail on the nature of the impairment and factors impacting the probability of future impairment charges.

Notes to Consolidated Financial Statements

Note 10. Goodwill, page 76

2.

We note that you changed your reportable segments during the first quarter of 2024 as part of an organizational realignment. Please tell us whether the change in reportable segments impacted your existing reporting units prior to this change. If so, please tell us whether you performed an interim goodwill impairment test related to the existing reporting units before the change. If not, explain why not. Refer to ASC 350-20-35-3(C)(f) and 350-20-35-45.

Company Response:

On January 24, 2024, Mativ announced a comprehensive organizational alignment initiative which included the reorganization of six business units (previously comprising the Advanced Technical Materials and Fiber-Based Solutions operating segments) into two new operating segments and two reporting units, FAM and SAS.

Prior to the reorganization, the identified reporting units aligned with the Company’s six business units. As a result of the management structure changes, the FAM and SAS Group Presidents were responsible for the performance of each business and the related discrete financial information provided to the chief operating decision maker. Effective following the reorganization, we determined that the reporting units were aligned with the new FAM and SAS operating segments. The reorganization resulted in the aggregation of two legacy reporting units into FAM, and three legacy reporting units into SAS. Given that the reporting units were aggregated in their entirety, a reallocation of goodwill on the basis of relative fair value, per ASC 350-20-35-45 was not required. A relative fair value assessment was performed to allocate goodwill attributable to an insignificant portion of the sixth reporting unit (2% of relative fair value), related to netting products, the only component of the former Industrials category (9% of total goodwill prior to the reorganization) moved to FAM. No impairment was required as a result of the interim impairment assessment performed immediately prior to the aggregation and allocation analyses.

* * * * *

In connection with your comments and our response to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that this letter resolves the Staff’s concerns with regard to these comments. If it does not, we would appreciate the opportunity to discuss the comment with you. Please call me at 678-518-3262 to arrange for a mutually convenient time to discuss the Company’s response and any additional questions that the Commission may have.

Sincerely,

/s/ Greg Weitzel

Greg Weitzel

Executive Vice President and Chief Financial Officer

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